Exhibit 2
                                                                       ---------

WPP                                                                Computershare

FOR IMMEDIATE RELEASE                                                9 June 2009



                                 WPP PLC ("WPP")

    GENERAL MEETING HELD AT FOUR SEASONS HOTEL, SIMMONSCOURT ROAD, DUBLIN 4,
                                    IRELAND

                                 ON: 2 JUNE 2009

              STATEMENT OF POLL - THE VOTES CAST WERE AS FOLLOWS: -


-----------------------------------------------------------------------------------------------------------------------
|RESOLUTION                                            |          FOR   |          %    |      AGAINST  |        %     |
-----------------------------------------------------------------------------------------------------------------------
|1. Ordinary Resolution to approve LEAP III            |636,531,538     |      83.06    |  129,811,281  |   16.94      |
-----------------------------------------------------------------------------------------------------------------------



                      NUMBER OF CARDS CONSIDERED INVALID: 0

      FOR AND ON BEHALF OF COMPUTERSHARE INVESTOR SERVICES (JERSEY) LIMITED